Exhibit 99

ONCOR ELECTRIC DELIVERY COMPANY LLC

CONDENSED STATEMENT OF CONSOLIDATED INCOME

(Unaudited)

(millions of dollars)

Twelve Months Ended March 31, 2010

Operating revenues:
Affiliated	$1,053
Nonaffiliated	1,726

Total operating revenues	2,779

Operating expenses:
Operation and maintenance	987
Write off of regulatory assets	25
Depreciation and amortization	597
Provision in lieu of income taxes	154
Taxes other than amounts related to income taxes	382

Total operating expenses	2,145

Operating income	634

Other income and deductions:
Other income	50
Other deductions	11
Nonoperating provision for/in lieu of income taxes	30

Interest income	44

Interest expense and related charges	346

Net income	$341